Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 1, 2016

DATE, TIME AND PLACE: On February 1, 2016 at 5:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Opening the meeting, the Directors examined the financial statements for 2015, the subject of: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) a report of the Independent Auditors without qualifications; and (iv) the manifestation of Management, which agreed with the opinions contained in the report of the Independent Auditors, with the account statements and with the management discussion and analysis.

Following due consideration, the Directors concluded as to the exactness of all the examined documents, unanimously approving them and authorizing their publication through submission to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the EUA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

Following the examination of the financial statements for fiscal year ending December 31, 2015, the Directors decided ad referendum of the General Shareholders’ Meeting and on the basis of the Corporate Bylaws:

a) to declare profits to the shareholders, payable on February 29, 2016 based on the shareholding position at the close of business on February 18, 2016, as follows:

a.1) complementary dividends in the amount of R$ 0.1980 per share, for account of the mandatory dividend of 2015; and

a.2) complementary interest on own capital for fiscal year 2015 in the amount of R$ 0.4564 per share, with retention of 15% of income tax at source, resulting in net interest of R$ 0.38794 per share, with the exception of corporate shareholders able to substantiate immunity or exemption.

b) to pay also on February 29, 2016, interest on own capital declared by this Board of Directors at its meeting of November 26, 2015 in the amount of R$ 0.2090 per share, with retention of 15% of income tax at source, resulting in net interest of R$ 0.17765 per share, with the exception of corporate shareholders able to substantiate immunity or exemption. The individualized credit for this interest was effected to the accounts on December 30, 2015 based on the shareholding position at the end of December 9, 2015, as already announced.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 1,2016	Page 2

CONCLUSION: With the work of meeting having been concluded at 7:30 p.m., these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 1, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Presidents; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

MARCELO KOPEL

Investor Relations Officer